Filed by TALX Corporation.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed as Definitive Additional Material

filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 333-141389

FREQUENTLY ASKED QUESTIONS - EMPLOYEE STOCK PURCHASE PLAN

1.	Q.	As a TALX shareholder, what will I be entitled to receive in the merger?

A.

Assuming the merger is completed, for each share of TALX common stock that you own, you will have the right to elect to receive either 0.861 shares of Equifax common stock, or $35.50 in cash, without interest. However, under the merger agreement, Equifax and TALX have agreed that, regardless of the elections made by TALX shareholders, 75% of the outstanding shares of TALX common stock will be converted into shares of Equifax common stock, and the remaining 25% of the shares will be converted into cash. Therefore, the cash and stock elections that you make will be subject to proration to preserve this requirement. As a result, you could receive cash or shares of Equifax stock for greater or fewer TALX shares than you specify in your election.

2.	Q.	What will I receive with respect to the stock I have purchased under the Employee Stock Purchase Plan (“ESPP”)?

A.	Your rights and benefits with respect to stock acquired under the ESPP will be determined as follows.

Mechanics of the transition: The ESPP will be terminated at the close of business on Wednesday, May 9, 2007, and this date will be used as the last day of the purchase period. Payroll deductions through April 27, 2007 (biweekly) and April 30, 2007 (semi-monthly) will be used to purchase stock for this period. The purchase will still be subject to the 15% discount on the lower of the closing price on the first day of the period ($33.47, on April 2, 2007) or the closing price on May 9, 2007.

Blackout period on trades: TALX stock will be delisted and no longer traded on NASDAQ as of the close of the merger. As a result, you will not be able to sell your TALX stock after the merger closes.

Conversion to Equifax stock and/or cash: TALX stock purchased through the ESPP will be converted to cash and/or Equifax stock, subject to your election and the merger agreement provisions outlined in Question 1. If your shares are in the AG Edwards brokerage account and for all shares being purchased this period, AG Edwards will vote the shares electronically for you and make the cash/share election on your behalf if you contact the TALX Stock Team at 314-991-7821, 800-999-4448, or wendy.mcalpin@agedwards.com NO LATER THAN 5 P.M. CST on Thursday,

May 10, 2007. If your shares are held at another brokerage firm, please contact them for instructions on how to vote your shares and how to elect Equifax stock and/or cash in exchange for your TALX shares.

If you hold TALX shares purchased under the ESPP that are converted to cash and you have owned these shares less than two years (from the beginning date of each quarter), this would be a disqualifying disposition of shares. You will need to provide Allecon with detailed information on what you received in the conversion (i.e., the amount of cash and stock received) so Allecon can provide the appropriate calculations to TALX. Allecon will mail out disqualifying disposition surveys to employees’ home addresses after the close of the merger. The surveys must be completed and returned to Allecon in a timely manner. Allecon will then report this information to TALX so that we can record it on your W-2 as ordinary income for tax purposes. For more information on the taxation of sales under the ESPP, please visit the TALX Benefits Portal at http://talx.mybenergy.com under ‘My Finances’, ‘Employee Stock Purchase Plan’.

3.	Q.	What is the anticipated date on which the merger will close?

A.	It is presently anticipated that the merger will close on May 15 or May 16, 2007. Such date could change.

Additional Information and Where to Find It

In connection with the proposed transaction, Equifax Inc. ("Equifax") has filed a registration statement on Form S-4 (Registration No. 333-141389) containing a proxy statement/prospectus of Equifax and TALX with the SEC, which was declared effective on April 9, 2007.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus, because they contain important information about Equifax, TALX, and the proposed transaction.  Investors and security holders are able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2007 Annual Meeting of Shareholders filed with the SEC on March 30, 2007.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006 and in TALX’s Current Report on Form 8-K dated April 13, 2007.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, are set forth in the registration statement and proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transaction.